Barry Pershkow Partner	Chapman and Cutler LLP 1717 Rhode Island Avenue NW Washington, DC 20036-3026 Tel: 202.478.6492 Mobile: 202.276.4046 pershkow@chapman.com

October 7, 2022

Mr. Eric Envall

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC. 20549

Re:	VS Trust
Post-Effective Amendment No.1 to Form S-1
Filed September 26, 2022
File No. 333-24830 (the “Post-Effective Amendment”)

Dear Mr. Envall and Ms. Berkheimer:

We are writing in response to your letter dated October 5, 2022, providing comments with respect to the Post-Effective Amendment. Our responses to your comments are set forth herein and are reflected in the accompanying filing of pre-effective amendment no. 1 to the Post-Effective Amendment.

Index to Certain Financial Information, page F-1

Comment 1 – Please revise this section to include unaudited interim financial statements for the period ended June 30, 2022. Please refer to Section 1220.10 of the Division of Corporation Finance’s Financial Reporting Manual.

Response: The requested change has been made.

Exhibit 23.3, page II-2

Comment 2 – Please include an updated consent from your independent registered public accounting firm in your next filing.

Response: The requested change has been made.

If you have any questions or comments in connection with the foregoing, please contact the undersigned at (202) 478-6492.

Sincerely,

/s/ Barry Pershkow
Barry Pershkow